Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com





03022524

May 23, 2003


SEC MAIL
PROCESSING
RECEIVED
JUN 0 3 2003
WASH. D.C.
152
SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 -E. D. & F. Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find Preliminary Results for the Year Ended March 31, 2003 of Man Group plc, which were just released.

Please contact the undersigned at (212) 589-6270 if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope, which is provided.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
JUN 1 9 2003
THOMSON
FINANCIAL

V\mb\ltr\SEC Prelim Results.doc

6/11

Press Release


ManGroupplc

22 May 2003

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2003

FINANCIAL HIGHLIGHTS
Business summary

- Fund sales in the year of $6.7 billion, including $2.1 billion in RMF
- Funds under management of $26.1 billion at 31 March 2003, including $11.1 billion in RMF, which was acquired on 30 May 2002. Excluding RMF, funds under management were $15.0 billion, up 40% from last year
- Recurring net management fee income+ up 54% to £181.1 million
- Brokerage+ profits up 26% to £48.3 million, including £4.6 million from GNI, which was acquired in November 2002
- Diluted underlying earnings per share†* up 33% to 60.7 pence
- Net performance fee income up 108% to £115.0 million
- Diluted earnings per share on total operations* up 33% to 75.8 pence
- Dividends up 25% to 23.2 pence
- Continued development since the year end:
- – Man Multi-Strategy Series 5 closed in April raising a record $725 million of client money
- – Funds under management currently estimated to be $28 billion#

	March 2003	March 2002
Funds under management	$26.1bn	$10.7bn
	£16.5bn	£7.5bn
Asset Management net management fee income+	£181.1m	£117.6m
Asset Management net performance fee income+	£115.0m	£55.2m
Brokerage+	£48.3m	£38.3m
Financial Services	£344.4m	£211.1m
Sugar Australia	£3.7m	£2.1m
Profit before tax, goodwill amortisation and exceptional items	£348.1m	£213.2m
Goodwill amortisation and exceptional items	(£51.2m)	(£20.1m)
Profit before tax	£296.9m	£193.1m
Diluted earnings per share *		
Underlying†	60.7p	45.7p
Total operations	75.8p	56.8p
Dividends per share	23.2p	18.6p
Post-tax return on equity	26.9%	30.7%
Equity shareholders' funds	£970.8m	£531.5m

\+ Before goodwill amortisation and exceptional items
* A reconciliation of earnings per share is shown in note 8 to the Accounts
† Underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income (it therefore excludes net performance fee income in Asset Management, Sugar Australia, goodwill amortisation and exceptional items).
\# Excludes Westport's funds under management of $0.6 billion, a private equity manager, which was acquired in April 2003.

Stanley Fink, Chief Executive said:

"This has been a most successful year for the Man Group. Net management fees are up 54%, performance fees have more than doubled and Brokerage income is up 26%. Shareholders have seen earnings per share growth of over 30% and a 25% increase in the dividend for the year. The integration of the two strategic acquisitions, RMF in Asset Management and GNI in Brokerage, has gone to plan and they are both contributing at or in excess of our expectations. The current year has seen a strong start to asset raising and good product performance. The Man Group is strongly positioned for the year ahead."

ANALYST PRESENTATION

The analyst presentation will take place today at 9.15am at The Great Eastern Hotel, Liverpool Street, London EC2M 7QN

For those analysts unable to attend, there is a dial-in facility:

Dial in number	020 8515 2306
Replay number	020 8797 2499
Replay passcode	906917#

Enquiries

Man Group plc	020 7285 3000
Stanley Fink	
Peter Clarke	
David Browne	
Merlin Financial	020 7606 1244
Paul Downes	
Paul Lockstone	
Vanessa Maydon	

ABOUT MAN

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers. The Group employs over 2,500 people in 15 countries, with key centres in London, Pfäffikon (Switzerland), Chicago, New York, Paris, Singapore and Sydney. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 Index.

Man Investments, the Asset Management division, is a global leader in the fast growing alternative investment industry. It provides innovative products and tailor made solutions for private and institutional clients. Through its core investment managers - AHL, Glenwood, Man Global Strategies and RMF - Man has succeeded in developing strengths in hedge funds, private equity, leveraged finance and convertible bonds. In the hedge fund asset class, which is the major part of the business today, Man offers funds of hedge funds, structured, style and single manager products. Its track record stretches back two decades and defines the standard for excellence in an industry whose central goal is to provide diversification away from traditional equity and bond investments. Man has a powerful global presence and an extensive network of distribution partners.

Man Financial, the Brokerage division, is one of the world's leading providers of brokerage services. It acts as a broker of futures, options and other equity derivatives for both institutional and private clients and an intermediary in the world's metals, energy and foreign exchange markets with offices in key financial centres. Man has consistently achieved a leading position on the world's largest futures and options exchanges, with particular strengths in financial futures and the energy markets.

OVERVIEW

This has been another very significant year for the Group. With two important acquisitions made during the year, RMF Investment Group (RMF) and GNI Holdings Limited (GNI), we have materially strengthened our market presence in Asset Management and Brokerage respectively. We have also enjoyed strong overall business performance, with funds under management of $26.1 billion at year end, up from $10.7 billion at 31 March 2002, reflecting good product performance, record asset raising and the acquisition of RMF in May with assets of $8.7 billion. Net management fee income was up 54%, and in combination with a strong year for Brokerage, diluted underlying earnings per share, a measure that excludes performance related fee income, Sugar Australia, goodwill amortisation and exceptional items, was up 33% at 60.7 pence. Performance fee earnings added 29.3 pence per share. Diluted earnings per share on total operations was 75.8 pence and the Group recorded a 26.9% post tax return on equity, a very creditable achievement given the near doubling of the Group's capital base during the year. These results have enabled us to achieve all three of our financial targets, being the delivery of significant growth in underlying earnings, the maintenance of a high return on equity and the doubling of funds under management from the level of $6.7 billion at 31 March 2001 within three years.

OUTLOOK

The positive momentum in the business has continued into the new financial year. Man Multi-Strategy Series 5 closed for subscription in April having raised the equivalent of $725 million, a record amount for any Man global product offering. Together with other joint venture and institutional sales and positive fund performance overall funds under management are currently estimated to be $28 billion, with a full pipeline of regional and global offerings going forward. The Brokerage business has also had a good start to the year.

DIVIDENDS

Given the Group's performance in the year and our strong financial condition, the Board proposes a final dividend of 14.1 pence per share which, together with the interim dividend of 9.1 pence per share, amounts to 23.2 pence per share for the year, an increase of 25%. This year's dividend is covered 2.6 times by underlying earnings and 3.2 times by total earnings. The Group's policy is to grow the level of dividend, whilst maintaining cover of at least two times underlying earnings. The Group also typically earns substantial performance fees in addition to underlying earnings, and as stated in the Group's Interim Report, it is now the Board's policy to enhance the existing share repurchase activity by using an amount of up to the Group's post-tax performance fee income in the repurchase of its own shares. This share repurchasing will take place in the market on a continuing basis from year to year rather than being confined within the accounting periods during which performance fees are earned. Subject to shareholders' approval at the Annual General Meeting, the final dividend will be paid on 15 July 2003 to shareholders on the register at the close of business on 27 June 2003. The shares will be quoted ex-dividend from 25 June 2003. The Dividend Reinvestment Plan first introduced for the 2001 interim dividend will be available again in respect of the 2003 final dividend. The final election date for participation in the DRIP in respect of the final dividend is 3.00pm on 27 June 2003.

STRATEGIC OVERVIEW

Strategically we have further strengthened both our businesses in the year. The acquisition of RMF has brought us real scale in the institutional market and access to a solutions-based approach to portfolio construction for this class of investor. RMF has been integrated within Asset Management so as to broaden and deepen the skills in the combined business and utilise Man's established distribution capabilities to maximum advantage. We are already seeing the early signs of the potential of this combination, with an institutional investor in RMF entering into a joint-venture distribution of private client product for its own customers. In the US we are making

progress and now have a private client fund of funds product available for distribution. We expect to broaden the range of our US private client offering over the coming year by introducing structured products tailored for this market. We will continue to invest in people, systems and infrastructure to provide scale to Asset Management to cater for continued strong growth. In Brokerage we are well advanced with integrating the GNI activities acquired in November. GNI brings strength in equity derivatives and further enhances the market position of Brokerage. Brokerage is well placed strategically in its main futures and options markets and is using its customer relationships and market presence to develop an increasing range of product capabilities.

OPERATING REVIEW

ASSET MANAGEMENT

Sales

33 new products were launched during the year. The increase in funds under management in the year from Man's four global launches (Man AP Strategic Series 1 and 2, Man-IP 220 Series 4 and Man Multi-Strategy Series 4) was $2,192 million. Joint venture sales (including OM-IP 220 Series 7 and 8) accounted for $762 million. Other private client sales accounted for $1,334 million and institutional sales $2,379 million, which includes $2,055 million from RMF.

Demand for our products comes from around the world and historically our strongest private client markets have been Western Europe (excluding the UK), South East Asia (including Australia and New Zealand) and the Middle East. Sales this year have broadly reflected this mix with Europe (and in particular Switzerland) and Asia Pacific being particularly strong this year. We began selling structured products in the US in the last quarter of this financial year and anticipate that US sales will represent a growing share of our private client sales during the coming years as our intermediary network there develops.

Sales in the year were split 64% private client product and 36% institutional product.

We have continued to enhance our sales and marketing presence in North America. Agreements have been concluded with a number of intermediaries for distributing a US-registered product, Man-Glenwood Lexington LLC. Private client sales in North America in the year to 31 March 2003 were US$80 million.

The latest product launches covered a full range of investment strategies and offered varying levels of targeted returns and volatility. These products also offered investors a range of features including: increased investment exposure through leverage; capital guarantees from highly rated banks to return at least 100% of subscribers' initial investment at maturity; profit lock-in features that may allow the guarantee level to rise; and giving investors a choice of both capital and income bonds.

Man AP Strategic Series 1 and 2, the first global launches of the financial year, were structured as a more conservative product with exposure to the full range of alternative investment strategies. They are targeting returns of 14-16% per annum over the medium term.

Man-IP 220 Series 4 is part of our successful Man-IP 220 family of products. This launch continued to be based around the core investment approaches of the Man-AHL Diversified Programme and the Man-Glenwood Portfolio. It is targeting returns of 17-18% per annum and benefits from an investment exposure of US$/Euro 160 for every US$/Euro 100 invested.

Man Multi-Strategy Series 4 was the fourth in a family of multi-strategy products focused on four broad categories: securities selection (long/short), event driven, managed futures and market neutral and arbitrage. It targets returns of 15% per annum with the aim of restricting volatility to

around 10%, and benefits from an investment exposure of US$/Euro 150 for every US$/Euro 100 invested.

The Man-IP 220 Series 4 and Man Multi-Strategy products are the first to be launched by Man which carry capital guarantees, from highly rated banks, to return at least 120% of subscribers initial investment at maturity.

There were two successful OM-IP launches by our Australian joint venture, OM Strategic Investments, which raised a total of $214 million of client money. The OM-IP 220 Series 7 and 8 have a similar structure to the Man-IP 220 family.

The global launch of Man Multi-Strategy Series 5 Ltd raised $725 million of client money and started trading in April 2003. It is therefore not included in the sales figures for the year to 31 March 2003. It was the first in the Man Multi-Strategy product family to offer investors a choice of both capital and income bonds as well as carrying a guarantee of return of capital at maturity along with a profit lock-in feature that may allow the guarantee level to rise.

Investment performance
The net change in funds under management from movements in the value of underlying investments (after performance and management fees) for the year was a positive $1,701 million. The one, three and five year performance records have continued to be strong.

Performance records
Compound annual rate of return to 31 March 2003

	1 year to 31 March 2003	3 years to 31 March 2003	5 years to 31 March 2003
AHL Diversified Programme [1]	31.7%	19.7%	18.3%
Man-IP [2]	27.6%	18.6%	18.5%
Man-Glenwood [3]	-1.9%	3.8%	5.9%
RMF [4]	5.7%	5.4%	N/a [4]
HFRI Fund of Funds Composite Index	1.1%	0.7%	4.5%
S&P 500	-24.8%	-15.9%	-3.6%
FTSE 100	-29.2%	-15.3%	-6.5%

Source: Man database, Standard & Poor's Micropal and HFRI Fund of Funds Composite Index.
[1]AHL Diversified: represented by Athena Guaranteed Futures Limited.
[2]Man-IP: represented by Man-IP 220 Limited
[3]Man-Glenwood: represented by Man-Glenwood Multi-Strategy Fund Limited.
[4]RMF: represented by RMF Four Seasons fund. Inception July 1999 so 5 year track record not available.
Note: All figures are shown net of fees and commissions, where applicable. S&P 500 and FTSE 100 figures include gross dividends reinvested into the index.

AHL generated a strong return of 31.7% in the year. Trends in all major markets gave rise to profitable trading opportunities in the first half of the year. These trends reversed in October and November but the trends were then resumed in December and contributed some strong returns through to February before the trends finally turned in the lead up to the war in Iraq in March.

Man-Glenwood saw a small negative performance due to a poor first half when equity based strategies suffered due to the weakness of the equity markets. However, the second half performance improved showing a small positive performance offsetting most of the first half losses.

Man-IP, as represented in the above table, is a structured product giving an exposure to a combination of AHL Diversified Programme and the Glenwood Multi Strategy Fund.

In RMF, performance was solid throughout the year with diversified multi-manager products, such as RMF Four Seasons, generating returns in excess of 5% with a low associated volatility of just over 2%.

Redemptions

Redemption levels in private client products in the year were slightly higher than last year but still towards the lower end of the range we have experienced over the medium term. Institutional redemption levels were significantly lower. Asset Management typically expects redemptions in private client products to average between 13%-18% in any one financial year. This is based on historical experience and it should be noted there is little correlation between redemptions and fund performance. Redemptions are a function of a number of factors including geographical diversity. Furthermore, early redemption charges and the lengthening life of the products encourage investors to maintain the long-term view.

BROKERAGE

Man Financial had another successful year reporting record pre-tax profits, before goodwill amortisation and exceptional GNI integration costs, of £48.3 million, up 26% on last year. Included within this result, £4.6 million relates to GNI post its acquisition and £43.7 million in relation to the existing business. This result was achieved despite an estimated negative impact of £6 million, in comparison to last year, of further interest rate declines in Europe and the US. Man Financial continues to enjoy a broadly based contribution from its product lines during the year with increased contributions from all of our core institutional and retail franchises with the exception of introductory brokerage in the US.

The majority of Man Financial's profits continue to come from our institutional franchises. In the case of financial futures, energy and metals we saw significant increases in our market shares during the year. In particular, financial futures and its related product areas had another excellent year. Continued recruitment of producer teams has lead to a sharp increase in our execution volumes and the growing provision of liquidity via our global client base has resulted in an increase in the matching of client orders. In Energy, despite difficult credit conditions, which caused declines in volumes in some of our products, we achieved a substantial increase in our global profitability aided by very volatile markets in the US and an additional producer team in London. In our metals business growth in the year was a direct result of recruiting new producers worldwide and through internal development of new client business from our existing producers. Our market share of LME business increased from 5% to 8%. Foreign exchange increased its contribution, as customer activity remained high in volatile markets.

In our direct retail business profits have grown strongly despite the decline in interest income. Growth has largely been driven by a surge in the number of new accounts. However, the retail introductory brokerage business has not seen such an increase in new sales and therefore has not offset the decline in interest income.

Since its acquisition there has been no degradation in any of the major income streams of the GNI business. Indeed, some areas, most notably financial futures, energy and metals have seen a sharp increase in their revenue streams since they were merged with existing Man Financial units. At the time of acquiring GNI we announced that the acquisition was likely to generate cost savings of at least £8 million per annum. Most of these cost savings have already been identified and by the time the integration of the business is complete the total cost savings are likely to achieve or exceed our target.

ADDITIONAL FINANCIAL INFORMATION

Financial objectives

The Board believes that long-term shareholder value will be achieved through the continued delivery of significant growth in underlying earnings per share and the maintenance of high levels of post-tax return on equity. For this reason these two measures continue to be the basis for the Group's financial objectives and are also the performance criteria used for the Group's long-term incentive schemes. The Group has achieved these objectives in the current year, as it has in each year since they were set in March 2000. The third business objective, of doubling funds under management from the level of $6.7 billion at 31 March 2001 within three years, has been achieved organically within two years.

Diluted underlying earnings per share has grown by 33% over the last year and by 32% compound per annum over the last four years. Underlying earnings represent net management fee income from Asset Management plus Brokerage net income. This measure excludes the net performance fee income from Asset Management, Sugar Australia, goodwill amortisation and exceptional items (a full reconciliation is shown in a note 8 to the Accounts). Underlying earnings per share are lower than total earnings per share but we target this measure when reviewing annual results because it does not include performance fee income which, although valuable to shareholders, is volatile when looking at year-on-year comparisons.

As well as seeking growth that is profitable and sustainable, our second financial objective is to target an efficient capital structure so as to maintain high levels of post-tax return on equity whilst retaining a strong Group balance sheet. The Group's post-tax return on equity for the year was 26.9%, compared to 30.7% last year. Although lower than the previous year, this was achieved despite the doubling of the Group's capital base in the current period.

Summary of results

Profit before tax on total operations was up 54% to £296.9 million. Profit before tax, goodwill amortisation and exceptional items increased 63% in the year from £213.2 million to £348.1 million. Underlying pre-tax profit increased 47% in the year from £155.9 million to £229.4 million. This year's results have been achieved despite the impact of a negative currency translation of approximately £22 million due to the US dollar weakening against sterling. Most of the Group's revenues arise in US dollars as the majority of our business is denominated in that currency and the average exchange rate for the year was $1.5471 (2002: $1.4328). The Group does not hedge its US dollar earnings into sterling.

The Group's profit before tax, goodwill amortisation and exceptional items by business segment is set out in the table below:

	2003 £m	2002 £m
Asset Management - net management fee income	181.1	117.6
Asset Management - net performance fee income	115.0	55.2
Brokerage	48.3	38.3
Sugar Australia	3.7	2.1
	348.1	213.2

Sugar Australia reflects the contribution from a minority interest in an independently managed, unincorporated joint venture sugar refinery. This is a residual investment from the Group's historical physical trading activities and, although profitable, is non-core.

In Asset Management net management fee income increased 54% from £117.6 million to £181.1 million. Net performance fee income increased 108% from £55.2 million to £115.0 million. The impact of acquisitions on these numbers is given in note 3(b) to the Accounts. As discussed in previous annual and interim reports, performance fee income will typically exhibit volatility, which can be pronounced when comparing one accounting period with another. In order to provide some analysis of the relationship between management fees, performance fees and funds under management, the table below shows these as a percentage of average funds under management (FUM) for the last five years. Prior to this year, the management fee/FUM ratio had been falling slightly. This was not due to any reduction in the profitability of the Group's core private client products, but rather to an increasing level of institutional FUM as a percentage of the total. Institutional FUM typically carry a lower management fee in return for scale. This year, the acquisition of RMF has had a significant effect on the ratio since it manages exclusively institutional money. However, the Group's private client FUM also continued to grow strongly in the year at the same fee levels as historically. Going forward this ratio will reflect the relative mix of institutional and private client FUM at the time. The performance fee/FUM ratio will be a function of the underlying performance of the Group's products during the relevant accounting period and is therefore more volatile.

	2003	2002	2001	2000	1999
Net Management fee income (£m)	181.1	117.6	70.7	55.5	45.5
Management fees/FUM	1.3%	1.9%	2.0%	2.1%	2.4%
Net performance fee income (£m):					
First half of year	35.9	33.5	1.0	15.7	32.3
Second half of year	79.1	21.7	75.0	14.5	7.2
Full year	115.0	55.2	76.0	30.2	39.5
Performance fees/FUM	0.9%	0.9%	2.2%	1.1%	2.1%

Profit and loss account

In order to analyse the performance of the Group's two principal businesses, the table below provides a split of the Group's profit and loss account into its components:

Year to 31 March 2003	**Asset Management £m**	**Brokerage £m**	**Sugar Australia £m**	**Group Total £m**
Fees and commissions receivable	483.9	474.5	-	958.4
Fees and commissions payable	(65.9)	(297.1)	-	(363.0)
Net trading interest income	5.2	33.8	-	39.0
Other operating income	10.0	(3.7)	-	6.3
Total operating income	**433.2**	**207.5**	**-**	**640.7**
Operating expenses	(146.0)	(168.4)	(0.4)	(314.8)
Operating profit	**287.2**	**39.1**	**(0.4)**	**325.9**
Associates and JVs	6.5	-	4.5	11.0
Net interest income	2.4	9.2	(0.4)	11.2
Profit before tax, goodwill and exceptionals	**296.1**	**48.3**	**3.7**	**348.1**
Goodwill amortisation	(31.4)	(4.8)	-	(36.2)
Exceptional items	-	(15.0)	-	(15.0)
Profit before tax on total operations	**264.7**	**28.5**	**3.7**	**296.9**
Taxation				(62.3)
Minority interests				(0.1)
Profit for the financial year				**234.5**

In Asset Management, fees and commissions receivable are principally management fees, performance fees and brokerage fees. Fees and commissions payable are mainly sales commissions. Other operating income comprises mostly gains on "seeding" investments in some of our funds. Redemption profits are now shown in commissions receivable. Total operating income has increased by 72% over last year, reflecting the strong growth in management fees off higher levels of funds under management and the increase in performance fees. Operating expenses, after Group allocations, are 34% of total operating income. This operating margin is consistent with the average over the last five years, and reflects the attractiveness of Asset Management's business model. Operating expenses have increased by 65% from £88.4 million in the prior year. The 10 month impact of the acquisition of RMF accounts for £25.2 million of this increase, with the remainder largely due to higher variable employee compensation reflecting the growth in income. Associates and JV's is the contribution from financial interests in new managers. Net interest income arises from the margin earned on loans to funds. Goodwill amortisation principally relates to the RMF acquisition made in the year (£25.5 million) and the Glenwood acquisition made in 2000 (£4.3 million). Both the RMF and Glenwood goodwill are being amortised over 15 years.

In Brokerage, commissions receivable and payable arise from those businesses where we act as agent and also from those businesses where we act as a matched principal broker, such as foreign exchange, securities, metals and energy trading. The matched principal activity was formerly shown in other operating income. Net trading interest income is earned on segregated customer balances that are held off balance sheet in accordance with UK accounting practice. Other operating income now reflects Brokerage's share of some Group expense allocations. Total operating income has increased 35% reflecting the contribution from GNI, the continued growth in market share and the benefits of active markets. Operating expenses have increased by 28% from £131.9 million in the prior year. The five-month impact of the acquisition of GNI accounts for virtually all (£32.2 million) of this increase. Net interest income mainly arises on non-segregated cash balances and investments. The largest component of goodwill amortisation

relates to the GNI acquisition made in the year (£1.8 million), the remainder to smaller acquisitions made previously. The GNI goodwill is being amortised over 10 years. The operating exceptional costs of £15.0 million relate to GNI integration costs, principally redundancy and staff retention costs of £11.5 million and other termination and relocation costs of £3.5 million.

The tax charge for the year amounted to £62.3 million. The effective rate on total operations was 21.0% compared to 21.2% last year. The bulk of the Group's profits continue to be earned in Switzerland and the UK and the current effective tax rate is consistent with this profit mix. In future years, the effective tax rate may increase if earnings grow significantly in higher tax locations, for example if our Asset Management activity sees strong sales growth from the recent US private client initiative.

The growth in the Group's profitability has resulted in a significant increase in earnings per share. Full details of earnings per share and the weighted average number of shares is given in note 8 to the Accounts.

Investment in the business

During the year the Group has made significant investment in its businesses, not only through acquisition but also in people, operations and systems to provide scale for continued strong profitable growth in both its activities. This has involved recruitment at all levels across the businesses, further investment in systems and the relocation of some of its activities to larger and more adaptable office space. In the US, Asset Management has invested in the private client sales initiative. There has also been significant expenditure on dedicated, purpose built, disaster recovery facilities to minimise disruption from the closure of any of the Group's key locations.

This investment has the effect of increasing operating expenses, in many cases somewhat in advance of any attendant profit growth. This had some effect on net margins in the year and will also have an effect on the coming year.

Cashflow

There was a net cash inflow of £181.9 million in the year before acquisitions. The acquisitions of RMF, GNI and some other small businesses accounted for a cash outflow of £291.3 million. Net Group cash outflow for the year after acquisitions was £109.4 million.

Cash generated from net operating profits was £323.6 million before charging depreciation of £12.7 million and goodwill amortisation of £34.8 million. Working capital requirements increased by £10.4 million. This reflects an inflow of £108.6 million from a reduction in the level of loans to funds in the year, an increase in the level of Asset Management's investment in its managers (including the new manager initiative) and unamortised sales commissions.

In addition, the Company paid dividends of £67.1 million and £44.2 million for net fixed asset expenditures, which includes £22.1 million of shares in the Company purchased by the employee trusts. Taxation paid in the year was £50.6 million and other items generated a net inflow of £30.6 million.

Balance sheet

The most significant movements on the Group's balance sheet have been as a result of the acquisitions of RMF and GNI. Goodwill has increased by £455.1 million as a result of acquisitions in the year. The futures and stock lending businesses in GNI have had the effect of grossing up both current assets and short-term creditors by £1.6 billion. In addition, there has been a £122.7 million increase in the level of Asset Management's investment in its managers, reflecting both the

growth in funds under management and the expansion of the new manager initiative. Loans to funds were £108.6 million lower at £310.6 million.

At 31 March 2003, shareholders' equity was up 83% at £970.8 million, and net debt was £15.3 million, giving gearing of 2% (2002: 8%). Including balances with counterparties whereby commodities are bought under financing arrangements on deferred terms, gearing is 5% (2002: 23%).

The Group's balance sheet, as presented in sterling, will be affected by currency movements since the majority of the Group's net assets are in US dollars. Reflecting this, the Group chooses to hold a significant amount of its borrowings in US dollars but does not hedge its US dollar net assets into sterling. Currency moves in the year gave rise to a translation loss of £82.2 million which is included in the statement of total recognised gains and losses in the year.

Group Profit And Loss Account

for the year ended 31 March 2003

	Note	2003 Before acquisitions, goodwill and exceptional items £m	2003 Acquisitions* £m	2003 Goodwill and exceptional items £m	2003 Total £m	2002 Before goodwill and exceptional items £m	2002 Goodwill and exceptional items £m	2002 Total £m
Net operating income	2,3	**542.7**	**98.0**	**-**	**640.7**	406.1	-	406.1
Operating expense	4	**(251.3)**	**(63.5)**	**(34.8)**	**(349.6)**	(220.4)	(5.8)	(226.2)
Exceptional item- GNI integration costs	5	**-**	**-**	**(15.0)**	**(15.0)**	-	-	-
Group operating profit- continuing operations		**291.4**	**34.5**	**(49.8)**	**276.1**	185.7	(5.8)	179.9
Share of operating profit/(loss) from joint ventures and associates		**9.0**	**2.0**	**(1.4)**	**9.6**	7.8	(2.2)	5.6
Total operating profit: Group and share of joint ventures and associates		**300.4**	**36.5**	**(51.2)**	**285.7**	193.5	(8.0)	185.5
Exceptional items – discontinued operations								
Loss on sale of Agricultural Products businesses	5	**-**	**-**	**-**	**-**	-	(12.1)	(12.1)
Net interest income	6	**10.7**	**0.5**	**-**	**11.2**	19.7	-	19.7
Profit on ordinary activities before taxation	3	**311.1**	**37.0**	**(51.2)**	**296.9**	213.2	(20.1)	193.1
Taxation		**(60.0)**	**(5.8)**	**3.5**	**(62.3)**	(43.9)	2.9	(41.0)
Profit on ordinary activities after taxation		**251.1**	**31.2**	**(47.7)**	**234.6**	169.3	(17.2)	152.1
Equity minority interest		**-**	**(0.1)**	**-**	**(0.1)**	-	-	-
Profit for the financial year		**251.1**	**31.1**	**(47.7)**	**234.5**	169.3	(17.2)	152.1
Ordinary dividends	7				**(75.2)**			(48.4)
Retained profit					**159.3**			103.7
Earnings per share on total operations	8							
Basic					**80.0p**			58.8p
Diluted					**75.8p**			56.8p
Earnings per share before goodwill and exceptional items	8							
Basic					**96.3p**			65.5p
Diluted					**91.0p**			63.2p
Underlying earnings per share	8							
Basic					**63.8p**			47.3p
Diluted					**60.7p**			45.7p
Dividends per share								
Interim	7				**9.1p**			5.5p
Final proposed	7				**14.1p**			13.1p

Historical cost profits and losses are not materially different from those shown above.

* The acquisitions column relates principally to the RMF Investment Group and to GNI Holdings Limited – further details are given in note 3(b). The balance relates to two small acquisitions, whose financial results are not significant.

Group Balance Sheet

at 31 March 2003

	Note	2003 £m	2003 £m	2002 £m	2002 £m
Fixed assets					
Intangible assets – goodwill			**522.8**		67.7
Tangible assets			**41.7**		24.1
Investments					
Investments in joint ventures					
Share of gross assets and goodwill		**21.4**		23.8	
Share of gross liabilities		**(3.2)**		(3.4)	
			18.2		20.4
Investments in associates			**25.4**		18.4
Other investments			**70.1**		59.1
			113.7		97.9
			678.2		189.7
Current assets					
Debtors	9		**1,743.3**		965.7
Investments			**694.1**		86.9
Cash at bank and in hand			**642.6**		416.9
			3,080.0		1,469.5
Creditors: amounts falling due within one year	11		**(2,277.7)**		(833.5)
Net current assets			**802.3**		636.0
Total assets less current liabilities			**1,480.5**		825.7
Creditors: amounts falling due after more than one year	11				
Exchangeable bonds		**(389.7)**		-	
Other		**(114.7)**		**(288.5)**	
			(504.4)		**(288.5)**
Provisions for liabilities and charges			**(4.8)**		**(5.7)**
Net assets			**971.3**		**531.5**
Capital and reserves					
Called up share capital			**30.7**		**26.7**
Share premium account			**507.9**		**111.5**
Capital reserve			**2.0**		**1.6**
Profit and loss account			**430.2**		**391.7**
Equity shareholders' funds			**970.8**		**531.5**
Equity minority interests			**0.5**		**-**
			971.3		**531.5**

Reconciliation Of Movements In Equity Shareholders' Funds

for the year ended 31 March 2003

	Note	**2003 £m**	2002 £m
Profit for the financial year		**234.5**	152.1
Ordinary dividends	7	**(75.2)**	(48.4)
Retained earnings		**159.3**	103.7
Other recognised gains and losses relating to the year		**(82.2)**	(2.5)
Issue of ordinary share capital		**400.8**	0.1
Purchase and cancellation of own shares		**(38.5)**	(4.0)
Adjustment to goodwill written off on acquisitions		**(0.1)**	0.8
Net increase in shareholders' funds		**439.3**	98.1
Opening shareholders' funds		**531.5**	433.4
Closing shareholders' funds		**970.8**	531.5

Group Cash Flow Statement

for the year ended 31 March 2003

	Note	**2003 £m**	2002 £m
Net cash inflow from operating activities	12	**318.6**	52.7
Dividends from joint ventures		**3.2**	3.8
Dividends from associates		**5.0**	4.1
Returns on investments and servicing of finance		**17.0**	19.7
Taxation paid		**(50.6)**	(23.8)
Capital expenditure and financial investment		**(44.2)**	(33.9)
Acquisitions and disposals		**(291.3)**	18.6
Equity dividends paid		**(67.1)**	(42.6)
Net cash outflow		**(109.4)**	(1.4)
Management of liquid resources		**(65.4)**	16.9
Financing		**369.3**	286.0
Increase in cash		**194.5**	301.5

Reconciliation Of Net Cash Flow To Movement In Net Debt

for the year ended 31 March 2003

	2003 £m	2002 £m
Increase in cash	**194.5**	301.5
Cash inflow from movement in debt	**(225.0)**	(289.9)
Cash outflow/(inflow) from movement in liquid resources	**65.4**	(16.9)
Change in net debt resulting from cash flows	**34.9**	(5.3)
Debt acquired with businesses and subsidiaries	**(13.1)**	-
Currency translation difference	**3.6**	(0.2)
Movement in net debt	**25.4**	(5.5)
Opening net debt	**(40.7)**	(35.2)
Closing net debt	**(15.3)**	(40.7)

Group Statement Of Total Recognised Gains And Losses

for the year ended 31 March 2003

	2003 £m	2002 £m
Profit for the financial year	**234.5**	152.1
Currency translation difference taken directly to reserves	**(82.2)**	(2.5)
Total recognised gains relating to the year	**152.3**	149.6

Notes to the Accounts

1. Basis of preparation

The financial information contained herein has been prepared on the basis of the accounting policies set out in the Annual Report for the year to 31 March 2003.

The net operating income note to the Accounts (note 2) has been changed in 2003 so as to alter the analysis between commissions receivable and other operating income. The comparative figures have been restated although there is no change to the total net operating figure. In Brokerage, to represent the substance of matched principal services provided by the Group (largely foreign exchange, metals and energy OTC transactions), where it acts as principal for the simultaneous purchase and sale of securities to third parties, the differential between the consideration received on the sale of the security and its purchase is now included in commissions receivable rather than in other operating income. Similarly, in Asset Management, redemption profits are now shown in commissions receivable, rather than in other operating income, so as to more closely match the accelerated sales commissions payable that occur on early redemption of an investor's holding in a fund. The total amount included in commissions receivable in 2003 as a consequence of the above presentational changes was £62.2 million (2002: £45.7 million).

The financial information contained herein is abridged and does not constitute statutory accounts as defined by Section 240 of the Companies Act 1985. Statutory accounts for the year to 31 March 2003, upon which the auditors have indicated their intention to give an unqualified report, will shortly be delivered to the Registrar of Companies and will be posted to shareholders on 4 June 2003. The accounts for the year ended 31 March 2002 were unqualified and have been delivered to the Registrar of Companies.

2. Net operating income

	2003 £m	estated + 2002 £m
Continuing operations		
Fees and commissions receivable	**958.4**	616.4
Fees and commissions payable	**(363.0)**	(245.9)
Net trading interest income	**39.0**	34.5
Other operating income	**6.3**	1.1
Net operating income	**640.7**	406.1

\+ There has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Accounting Policies note.

3. Segmental analysis

(a) Segmental analysis of net operating income

	2003 £m	2002 £m
Business segment		
Asset Management	**433.2**	252.1
Brokerage	**207.5**	154.0
	640.7	406.1
Geographic area		
Europe	**504.2**	299.1
The Americas	**118.2**	91.2
Rest of the World	**18.3**	15.8
	640.7	406.1

(b) Segmental analysis of profit on ordinary activities before taxation

	2003 £m	2002 £m
Business segment		
Continuing operations		
Asset Management – net management fee income *	**181.1**	117.6
Asset Management – net performance fee income *	**115.0**	55.2
Asset Management – goodwill amortisation	**(31.4)**	(6.6)
Asset Management total	**264.7**	166.2
Brokerage – before goodwill amortisation and exceptional items **	**48.3**	38.3
Brokerage – goodwill amortisation	**(4.8)**	(1.4)
Brokerage – exceptional items **	**(15.0)**	-
Brokerage total	**28.5**	36.9
Sugar Australia	**3.7**	2.1
	296.9	205.2
Discontinued operations	**-**	(12.1)
	296.9	193.1
Geographic area		
Europe	**284.1**	204.1
The Americas	**(0.5)**	(8.4)
Rest of the World	**13.3**	9.5
Exceptional items – discontinued operations	**-**	(12.1)
	296.9	193.1

* In 2003, RMF Investment Group, which was acquired on 30 May 2002, contributed £25.6 million to management fee income and £6.0 million to performance fee income.

** In 2003, GNI Holdings Limited, which was acquired on 6 November 2002, contributed £4.6 million to Brokerage – before goodwill amortisation and exceptional items. In addition exceptional costs of £15.0 million were incurred in relation to GNI integration costs.

The contribution from acquisitions in the year arose principally in Europe.

4. Goodwill amortisation

Included in operating expenses is goodwill amortisation of £34.8 million (2002: £5.8 million). Total goodwill amortisation in the year, including the amount relating to joint ventures, on a pre-tax basis is £36.2 million (2002: £8.0 million) and on a post-tax basis is £36.2 million (2002: £5.1 million).

5. Exceptional items

Exceptional operating expense

In 2003, following the acquisition of GNI Holdings Limited, costs amounting to £15.0 million (£11.5 million net of tax) were incurred, or provided for, relating to the integration of the acquired business into the Group's existing business. These costs relate principally to redundancy and key staff retention costs of £11.5 million and other termination and relocation costs of £3.5 million. Of these costs, £8.7 million had been paid by 31 March 2003, with the remaining £6.3 million included as provisions or accruals in the year end balance sheet.

Non-operating exceptional items

Non-operating exceptional items in 2003 were nil.

In 2002, the loss on sale of Agricultural Products businesses of £12.1 million (£12.1 million net of tax) represented an adjustment to the loss on sale reported in March 2000. The adjustments were the net effect of claims made under limited warranties given to the management buyout group. These limited warranties were disclosed in the contingent liabilities note in the prior year, however during 2002 an agreement was reached whereby they were terminated so that the Man Group will not be required to make any further payments. As part of this agreement the management buyout group also settled part of the loan note given to them by the Man Group such that the outstanding amount of the loan note was reduced from $100 million to $55 million as at 31 March 2002.

6. Net interest income

	2003 £m	2002 £m
Interest payable		
On bank loans and overdrafts	**(13.0)**	(21.3)
On other loans	**(9.1)**	(10.6)
Interest receivable	**32.7**	51.3
	10.6	19.4
Share of net interest income from joint ventures	**0.6**	0.3
Net interest income	**11.2**	19.7

7. Dividends

	2003 £m	2002 £m
Ordinary shares		
Interim paid – 9.1 pence (2002: 5.5 pence)	**27.4**	14.6
Final proposed – 14.1 pence (2002: 13.1 pence)	**41.9**	33.8
Under accrual of 2002 Final	**5.9**	-
	75.2	48.4

The Group offers a Dividend Reinvestment Plan ("DRIP") for shareholders wishing to buy shares with their cash dividend. The DRIP will be available to ordinary shareholders in respect of the final dividend. The final election date for participation in the DRIP in respect of the final dividend is 3.00pm on 27 June 2003.

The 2002 final dividend was under accrued principally, as a result of the issue of 43,621,216 shares at the end of May 2002, in connection with the RMF acquisition.

8. Earnings per share

The calculation of basic earnings per ordinary share is based on a profit for the year of £234.5 million (2002: £152.1 million) and 292,984,011 (2002: 258,439,772) ordinary shares, being the weighted average number of ordinary shares in issue during the year after excluding the shares owned by the Man Group plc employee trusts.

The diluted earnings per share is based on a profit for the year of £238.5 million (2002: £152.1million) and on 314,327,270 (2002: 267,656,898) ordinary shares, calculated as shown in the table below:

	2003		2002	
	Total number (millions)	Weighted average (millions)	Total number (millions)	Weighted average (millions)
Number of shares at 1 April 2002 (and 1 April 2001)	267.2	267.2	267.5	267.5
Issue of shares – share options	-	-	0.1	0.1
Issue of shares – on acquisition of RMF	43.6	36.4	-	-
Repurchase and cancellation of own shares	(4.1)	(1.3)	(0.4)	(0.1)
Number of shares at 31 March 2003 (and 31 March 2002)	306.7	302.3	267.2	267.5
Shares owned by employee trusts	(9.4)	(9.3)	(9.6)	(9.1)
Basic number of shares	297.3	293.0	257.6	258.4
Share awards under incentive schemes	9.4	9.3	9.6	9.1
Employee share options	1.3	0.1	0.7	0.1
Exchangeable bonds	31.2	11.9	-	-
Dilutive number of shares	**339.2**	**314.3**	**267.9**	**267.6**

The reconciliation of adjusted earnings per share is given in the table below.

In addition to the statutory earnings per share on total operations measure, we show two other earnings per share figures. Earnings per share before goodwill and exceptional items is given as some key users of our Accounts have requested that profit and earnings per share figures are presented before goodwill and exceptional items. Underlying earnings per share is given as growth in this measure is one of the Group's core financial objectives.

	2003				2002			
	Basic post-tax earnings £m	**Diluted post- tax earnings £m**	**Basic earning s per share pence**	**Diluted earnings per share pence**	Basic post-tax earnings £m	Diluted post-tax earnings £m	Basic earnings per share pence	Diluted earnings per share pence
Earnings per share on total operations +	**234.5**	**238.5**	**80.0**	**75.8**	**152.1**	**152.1**	**58.8**	**56.8**
Exceptional items	11.5	11.5	3.9	3.6	12.1	12.1	4.7	4.5
Goodwill amortisation	36.2	36.2	12.4	11.6	5.1	5.1	2.0	1.9
Earnings per share before goodwill and exceptional items	**282.2**	**286.2**	**96.3**	**91.0**	**169.3**	**169.3**	**65.5**	**63.2**
Performance related income	(92.0)	(92.0)	(31.4)	(29.3)	(45.3)	(45.3)	(17.5)	(16.9)
Sugar Australia	(3.3)	(3.3)	(1.1)	(1.0)	(1.6)	(1.6)	(0.7)	(0.6)
Underlying earnings per share	**186.9**	**190.9**	**63.8**	**60.7**	**122.4**	**122.4**	**47.3**	**45.7**

\+ The difference between basic and diluted post-tax earnings on total operations relates to adding back the interest expense in the year relating to the exchangeable bonds.

9. Debtors

	2003 £m	2002 £m
Amounts falling due within one year		
Trade debtors:		
Amounts owed by broker dealers on secured stock lending and borrowing	**488.0**	110.6
Securities transactions in the course of settlement	**245.2**	65.2
Futures transactions	**315.7**	125.1
Other trade	**136.7**	59.9
Amounts owed by joint ventures and associates	**1.5**	1.7
Amounts owed by funds (note (a))	**310.6**	419.2
Other debtors	**29.1**	33.6
Taxation recoverable	**1.0**	0.8
Prepayments and accrued income (note (c))	**67.1**	28.7
	1,594.9	844.8
Amounts falling due after more than one year		
Other debtors (note (b))	**67.8**	48.2
Prepayments and accrued income (note (c))	**76.9**	72.7
Deferred taxation asset	**3.7**	-
	1,743.3	965.7

Notes:

(a) The Group makes available loans to many of its composite fund products, immediately following their launch, with the intention of providing temporary funding until more permanent financing structures are put in place with external providers. Accordingly, the amount of loans to funds will vary from one period to the next as a consequence of the net effect of the level of sales in the period less the quantum of the external re-financing initiative in the period.

This external re-financing is typically in the form of total return swaps. On these swaps the Group often enters in to a committed purchase agreement and in some instances gives a first risk of loss guarantee to the external provider. The probability of the Group incurring a loss as a result of giving these guarantees is remote.

(b) Other debtors falling due after more than one year includes £33.3 million (2002: £38.6 million) in relation to loan notes in the management buyout group who purchased the Agricultural Products businesses in March 2000.

(c) Included within prepayments falling due within one year and after more than one year are unamortised sales commissions of £28.2 million and £66.6 million respectively (2002: £21.6 million and £52.1 million respectively).

(d) Certain Group companies in Brokerage are involved as principal in the purchase and simultaneous commitment to sell securities between third parties. The gross amount of the settlement payables and receivables in respect of such outstanding transactions at 31 March 2003 was £793.2 million. Substantially all of these transactions have now settled.

10. Segregated funds

As required by the United Kingdom Financial Services and Markets Act and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts totalling £3,148.9 million (2002: £2,258.7 million). These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet.

11. Creditors

	2003 £m	2002 £m
Amounts falling due within one year		
Bank loans and overdrafts	**170.1**	180.2
Private placement notes (note (a))	**9.5**	-
Trade creditors:		
Amounts owed to broker dealers on secured stock lending and borrowing	**578.4**	70.1
Securities transactions in the course of settlement	**169.9**	152.7
Futures transactions	**525.1**	115.0
Short stock positions held for hedging	**414.1**	-
Other trade	**70.5**	37.4
Amounts owed to joint ventures and associates	**0.8**	1.5
Taxation (note (b))	**66.4**	50.3
Other taxation and social security costs	**12.0**	4.5
Other creditors (note (c))	**78.5**	94.4
Accruals and deferred income	**140.5**	93.6
Proposed final dividend	**41.9**	33.8
	2,277.7	833.5

	2003 £m	2002 £m
Amounts falling due after more than one year		
Loans		
Bank loans	**88.6**	266.9
Private placement notes (note (a))	-	10.5
Exchangeable bonds (note (d))	**389.7**	-
Borrowings over one year	**478.3**	277.4
Other creditors	**26.1**	11.1
	504.4	288.5

	2003 £m	2002 £m
Analysis of borrowings due after more than one year		
Amounts falling due		
Between one and two years	**88.6**	10.5
Between two and five years	-	266.9
More than five years	**389.7**	-
	478.3	277.4

Notes:

(a) The private placement notes comprise: US$15 million 7.44% notes due 14 December 2003.

(b) Taxation payable within one year includes overseas taxation of £34.9 million (2002: £26.6 million).

(c) Other creditors substantially represents balances with counterparties whereby commodities are bought under financing arrangements on deferred terms. None of these amounts are secured.

(d) Forester Limited, a quasi subsidiary, has issued guaranteed exchangeable bonds of £400 million at par value, guaranteed by Man Group plc and which mature in November 2009. The bonds have the following features: (1) a coupon of 3.75%, paid semi-annually; (2) holders have the option to exchange for Man Group plc ordinary shares at an initial exchange price of £12.82 (the exchange price is subject to adjustment in accordance with the terms of the bonds); (3) Forester Limited can redeem the bonds early (at their principal amount together with accrued interest) at any time on or after 15 days after the fifth anniversary of the issue of the bonds if on not less than 20 days out of a period of 30 consecutive days the Man Group plc share price exceeds 130% of the then current exchange price or at any time if less than 15% of the total issue remains outstanding; (4) Forester Limited has the option to redeem (either on maturity or early redemption) the bonds for a fixed number of shares plus a cash top up amount and any accrued interest; and (5) upon exercise of an exchange right by the holder, Forester Limited has the option to settle in cash rather than shares. The cash settlement amount is equal to the market value of the shares that would have been delivered.
The amount of the liability shown in the above table for the exchangeable bonds is their par value of £400 million less unamortised issue costs of £10.3 million.

12. Operating activities

	2003 £m	2002 £m
Operating profit	**276.1**	179.9
Depreciation of tangible fixed assets	**12.7**	9.0
Amortisation of goodwill	**34.8**	5.8
Amortisation of fixed asset investments	**14.2**	10.6
Profit on sale of fixed asset investments	**(0.1)**	(0.5)
Decrease/(increase) in debtors	**1,212.8**	(187.2)
Decrease in current asset investments	**772.3**	42.2
Decrease in creditors	**(1,995.5)**	(9.9)
Costs in relation to exceptional items (see note 5)	**(8.7)**	2.8
	318.6	52.7

13. Exchange rates

The following rates of exchange have been used in preparing these accounts:

	Year-end rates		Average rates	
	2003	2002	**2003**	2002
US dollar	**1.58**	1.42	**1.55**	1.43

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel 020 7285 3000
Fax 020 7285 3665
www.mangroupplc.com

Registered in England No. 2921462